UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Highlights

➢	Consolidated net sales and operating segment income increased 8.2% and 9.9%, respectively, during the year

➢	Television Broadcasting segment reached full-year guidance: net sales grew marginally by 0.3% and operating segment income margin was 46.1%

➢	During 2011, Sky added more than 964 thousand subscribers, revenue increased 10.9%, and operating segment income margin rose by 130 basis points

➢	Univision royalties increased 44.1% year-over-year, reaching US$224.9 million during the year

➢	Cable & Telecom net sales grew by 15.4%, the operating segment income margin improved to 35%, and RGU’s reached 3.9 million

Consolidated Results

Mexico City, D.F., February 16, 2012 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for fourth quarter and full year 2011. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS). Beginning in first quarter 2012, as required by regulatory rules for public companies in Mexico, the results will be reported in accordance with International Financial Reporting Standards (IFRS).

The following table sets forth a condensed consolidated statement of income for the years ended December 31, 2011 and 2010, in millions of Mexican pesos, as well as the percentage of net sales that each line represents and the percentage change when comparing 2011 with 2010:

	2011	Margin %	2010	Margin %	Change %
Consolidated net sales	62,581.5	100.0	57,856.8	100.0	8.2
Operating segment income	25,337.0	39.7	23,062.9	39.0	9.9
Consolidated net income	8,180.1	13.1	8,515.9	14.7	(3.9)
Controlling interest net income	6,889.6	11.0	7,683.4	13.3	(10.3)

Consolidated net sales increased 8.2% to Ps.62,581.5 million in 2011 compared with Ps.57,856.8 million in 2010. This increase was attributable to strong revenue growth in our Programming Exports, Cable and Telecom, Pay Television Networks, and Sky segments.

Controlling interest net income decreased 10.3% to Ps.6,889.6 million in 2011 compared with Ps.7,683.4 million in 2010. The net decrease of Ps.793.8 million reflected primarily i) a Ps.1,114.1 million increase in integral cost of financing mainly as a result of additional interest expenses and the depreciation of the peso during the year; ii) a Ps.458 million increase in non-controlling interest net income due to net income growth in our Sky and Cable and Telecom segments; and iii) a Ps.237.5 million increase in equity in losses of affiliates, net, explained principally by equity in losses of La Sexta and Univision. These unfavorable variances were offset by a Ps.1,239.4 million increase in operating income.

Full-Year Results by Business Segment

The following table presents full-year results ended December 31, 2011 and 2010, for each of our business segments. Full-year results for 2011 and 2010 are presented in millions of Mexican pesos.

Net Sales	2011	%	2010	%	Change %
Television Broadcasting	22,829.2	35.7	22,750.1	38.5	0.3
Pay Television Networks	3,584.8	5.6	3,146.2	5.3	13.9
Programming Exports	4,038.7	6.3	3,074.8	5.2	31.3
Publishing	3,191.8	5.0	3,229.6	5.5	(1.2)
Sky	12,479.2	19.5	11,248.2	19.0	10.9
Cable and Telecom	13,635.4	21.3	11,814.2	20.0	15.4
Other Businesses	4,126.6	6.6	3,812.3	6.5	8.2
Segment Net Sales	63,885.7	100.0	59,075.4	100.0	8.1
Intersegment Operations1	(1,304.2)		(1,218.6)		(7.0)
Consolidated Net Sales	62,581.5		57,856.8		8.2

Operating Segment Income (Loss)2	2011	Margin %	2010	Margin %	Change %
Television Broadcasting	10,524.3	46.1	10,714.3	47.1	(1.8)
Pay Television Networks	1,803.9	50.3	1,622.0	51.6	11.2
Programming Exports	2,116.3	52.4	1,503.6	48.9	40.7
Publishing	452.6	14.2	425.3	13.2	6.4
Sky	5,790.3	46.4	5,074.5	45.1	14.1
Cable and Telecom	4,768.3	35.0	3,907.2	33.1	22.0
Other Businesses	(118.7)	(2.9)	(184.0)	(4.8)	35.5
Operating Segment Income	25,337.0	39.7	23,062.9	39.0	9.9
Corporate Expenses	(1,085.2)	(1.7)	(901.0)	(1.5)	(20.4)
Depreciation and Amortization	(7,429.8)	(11.9)	(6,579.3)	(11.4)	(12.9)
Consolidated Operating Income	16,822.0	26.9	15,582.6	26.9	8.0

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

Content

Beginning in 2012, we will report revenue and operating segment income for our Content businesses as a single segment, Content, and will categorize our sources of content revenue as follows: a) Advertising, b) Network Subscription Revenue, and c) Licensing and Syndication.

Given the cost structure of our Content business, operating segment income will be reported as a single line item.

Our Content business will encompass all sources of revenue derived from our content, including our TV Broadcasting, Pay Television Networks, Programming Exports and online revenue.

Our Content business performed well during the year, with Content revenues growing by 5%, to Ps.30,685.6 million while operating segment income for our Content business grew by 4.7% during the year. As a result Content operating segment income margin reached 47.1%.

Content	2011	%	2010	%	Inc. %
Net Sales	30,685.6	100.0	29,234.7	100.0	5.0
Advertising	23,206.1	75.6	22,746.5	77.8	2.0
Network Subscription Revenue	2,590.8	8.4	2,379.2	8.1	8.9
Licensing and Syndication	4,888.7	15.9	4,109.0	14.1	19.0
Operating Segment Income	14,465.6	47.1	13,820.3	47.3	4.7

The following discussion presents our results according to past practice.

Television Broadcasting
Fourth-quarter sales increased 5.1% compared with the same period of 2010. Four of the top-five-rated shows transmitted in Mexico through broadcast television during the quarter were produced and transmitted by Televisa.

Full-year sales met our full-year guidance, increasing marginally, by 0.3% to Ps.22,829.2 million compared with Ps.22,750.1 million in 2010. These results were achieved despite an unfavorable comparison with 2010.

During the year, Televisa’s content continued to outperform. The final episode of the novela “Teresa” was the highest-rated program transmitted in Mexico through broadcast television during the year. Additionally, eight of the top-ten-rated shows on over-the-air television in Mexico were produced and transmitted by Televisa. Upfront deposits represented 72.5% of revenues during the year; the remaining were sales in the spot market.

Fourth-quarter operating segment income increased 3.5% compared with the same period of 2010, and the margin was 49.1%.

Full-year operating segment income decreased 1.8% to Ps.10,524.3 million compared with Ps.10,714.3 million in 2010; however, the margin was in line with guidance at 46.1%.

Pay Television Networks
Fourth-quarter sales increased 23.3% compared with the same period of 2010, driven mainly by the success of our pay-TV channels, and the growth of pay-TV penetration in Mexico.

Full-year sales increased 13.9% to Ps.3,584.8 million compared with Ps.3,146.2 million in 2010. The annual increase was driven by higher revenues from channels sold mainly in Mexico and Latin America, as well as higher advertising sales, which represented in 2011 24.1% of segment revenue, up from 22.7% in 2010. These results no longer include the consolidation of TuTV, which was sold to Univision as part of the deal closed in 2010. Excluding the contribution to revenues of TuTV in 2010 results, growth in our Pay Television Networks segment was 20.7%. During the year, Televisa successfully added “Tiin” to its portfolio of channels. This new network targets young teenagers and complements our existing portfolio of pay-TV channels.

Fourth-quarter operating segment income increased 3.1% compared with the same period of 2010, and the margin was 50.1%. The change in margin mainly reflected the launch of “Tiin”, high-definition channels, the cost of decoders in order to receive high-definition signals, and some exclusive soccer matches.

Full-year operating segment income increased 11.2% to Ps.1,803.9 million compared with Ps.1,622 million in 2010, and the margin was 50.3%. These results reflect higher revenue and the absence of costs and expenses related to i) ForoTV, which is now part of Television Broadcasting; ii) the transmission of the World Cup by TDN in 2010; and iii) TuTV, which is no longer consolidated. This was partially offset by an increase in the cost of content, mainly as a result of the launch of “Tiin” and more in-house productions.

Programming Exports
Fourth-quarter sales increased 34.5% compared with the same period of 2010. The royalty from Univision increased 36.7%.

Full-year sales increased 31.3% to Ps.4,038.7 million compared with Ps.3,074.8 million in 2010. The growth was attributable to an increase in royalties from Univision, from US$156.1 million in 2010 to US$224.9 million in 2011. This reflects the ongoing ratings success of Univision, and the favorable impact of the revised royalty structure. Additionally, during the second-half of the year we received revenues from Netflix.

Fourth-quarter operating segment income increased 35.1% compared with the same period of 2010, and the margin reached 54.1%.

Full-year operating segment income increased 40.7% to Ps.2,116.3 million compared with Ps.1,503.6 million in 2010, and the margin was 52.4%. These results reflect higher sales that were partially offset by higher amortizations of co-produced and exportable programming, including “La Fea más Bella” and “Rebelde”.

Publishing
Fourth-quarter sales increased 3.3% to Ps.975.4 million compared with Ps.944.4 million in 2010. These results reflect mainly stronger circulation revenue abroad that was partially offset by lower advertising revenues in Mexico and abroad.

Full-year sales decreased 1.2% to Ps.3,191.8 million compared with Ps.3,229.6 million in 2010. This decrease reflects mainly a decrease in circulation and advertising revenue in Mexico, which was partially offset by an increase in advertising revenue abroad.

Fourth-quarter operating segment income decreased 9.8% to Ps.159 million compared with the same period of 2010, and the margin was 16.3%.

Full-year operating segment income increased 6.4% to Ps.452.6 million compared with Ps.425.3 million in 2010, and the margin improved to 14.2%. This increase reflects lower paper and printing costs and our ongoing strict control on operating expenses.

Sky

Fourth-quarter sales increased 11.2% compared with the same period of 2010. During the quarter, Sky added a total of 184 thousand subscribers, mainly in Mexico.

Full-year sales increased 10.9% to Ps.12,479.2 million compared with Ps.11,248.2 million in 2010. The annual increase was driven by solid growth in the subscriber base by more than 964 thousand, explained mainly by the continued success of Sky´s low-cost offerings. Sky’s attractive and exclusive content offerings included some of the most important soccer tournaments, such as the “Copa de Oro” and “Copa América”. As of December 31, 2011, the number of gross active subscribers increased to 4,008,374 (including 157,646 commercial subscribers), compared with 3,044,028 (including 149,899 commercial subscribers) as of December 31, 2010. Sky closed the year with more than 159 thousand subscribers in Central America and the Dominican Republic.

Fourth-quarter operating segment income increased 10.8% compared with the same period of 2010, and the margin was 44.1%.

Full-year operating segment income increased 14.1% to Ps.5,790.3 million compared with Ps.5,074.5 million in 2010, and the margin increased to 46.4%. This increase reflects higher sales as well as the absence of costs amortized related to the exclusive transmission of certain 2010 Soccer World Cup matches.

Cable and Telecom	Fourth-quarter sales increased 16% compared with the same period of 2010 driven by the growth in all of our cable platforms.

Full-year sales increased 15.4% to Ps.13,635.4 million compared with Ps.11,814.2 million in 2010. This increase was attributable mainly to the addition of more than 623 thousand revenue generating units (RGUs) in Cablevisión, Cablemás, and TVI during the year as a result of the success of our competitive offerings. During the year, Cablevisión, Cablemás, TVI, and Bestel net sales increased 12.3%, 16.3%, 17.2%, and 19.6%, respectively.

The following table sets forth the breakdown of subscribers for each of our three cable and telecom subsidiaries as of December 31, 2011.

2011	Cablevisión	Cablemás	TVI
Video	727,235	1,085,173	370,411
Broadband	408,408	466,827	191,406
Telephony	251,340	266,160	132,360
RGUs	1,386,983	1,818,160	694,177

Fourth-quarter operating segment income increased 27.8% compared with the same period of 2010, and the margin increased to 38%. The margins were particularly strong in Bestel. This increase was driven by lower interconnection rates and a larger customer base.

Full-year operating segment income increased 22% to Ps.4,768.3 million compared with Ps.3,907.2 million in 2010, and the margin increased to 35%. These results reflect continued growth in the cable platforms, and strong margins at Bestel. These favorable variances were partially offset by an increase in advertising spending during the year.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for 2011 and 2010.

2011 Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(1)	4,391.4	4,726.2	2,172.7	2,727.0
Operating Segment Income(1)	1,697.2	1,806.1	926.2	573.4
Margin	38.6%	38.2%	42.6%	21.0%
(1) These results do not include consolidation adjustments of Ps.381.9 million in revenues and Ps.234.6 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

2010 Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(2)	3,910.2	4,065.2	1,854.5	2,280.3
Operating Segment Income(2)	1,505.1	1,523.2	764.4	318
Margin	38.5%	37.5%	41.2%	13.9%
(2) These results do not include consolidation adjustments of Ps.296 million in revenues and Ps.203.5 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses
Fourth-quarter sales increased 7.8% compared with the same period of 2010 driven mainly by our feature-film distribution, Televisa interactive media, and radio businesses.

Full-year sales increased 8.2% to Ps.4,126.6 million compared with Ps.3,812.3 million in 2010. Businesses that performed well include feature-film distribution, soccer, and gaming. The results of gaming were driven by the success in the launch of new games. The soccer business benefited from the consolidation of the teams Necaxa and San Luis. Finally, the feature-film distribution business distributed hits such as “Salvando al Soldado Pérez” and “La Leyenda de la Llorona”.

Fourth-quarter operating segment loss decreased 37.9% compared with the same period of 2010.

Full-year operating segment loss decreased 35.5% to Ps.118.7 million compared with Ps.184 million in 2010, reflecting operating income instead of losses in our gaming and internet businesses, as well as an increase in the operating income of our radio business.

Corporate Expenses

Share-based compensation expense in 2011 and 2010 amounted to Ps.653.2 million and Ps.560.6 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees, and is recognized over the vesting period.

Non-operating Results

Other Expense, Net

Other expense, net, increased by Ps.72.8 million, or 12.8%, to Ps.640 million for the year ended December 31, 2011, compared with Ps.567.2 million for the year ended December 31, 2010. The increase reflected primarily the absence of a gain on disposition of our equity stakes in Volaris, a low-cost carrier airline, and TuTv, a distributor of our Spanish-speaking programming packages in the United States, in 2010. These unfavorable variances were partially offset primarily by a reduction of financial advisory and professional services, a lower loss on disposition of property and equipment, and the absence of expenses related to an impairment adjustment made to the carrying value of goodwill in our Publishing segment and the refinancing of debt of Cablemás in 2010.

Other expense, net, in the year ended December 31, 2011 included primarily financial advisory and professional services, loss on disposition of property and equipment, and donations.

Integral Cost of Financing

The following table sets forth integral cost of financing stated in millions of Mexican pesos for the years ended December 31, 2011 and 2010.

	2011	2010	Increase (decrease)
Interest expense	4,312.7	3,615.3	697.4
Interest income	(1,146.5)	(1,047.5)	(99.0)
Foreign exchange loss, net	976.5	460.8	515.7
Integral cost of financing	4,142.7	3,028.6	1,114.1

The net expense attributable to integral cost of financing increased by Ps.1,114.1 million, or 36.8%, to Ps.4,142.7 million for the year ended December 31, 2011 from Ps.3,028.6 million for the year ended December 31, 2010. This increase reflected primarily i) a Ps.697.4 million increase in interest expense, due mainly to a higher average principal amount of long-term debt in 2011; and ii) a Ps.515.7 million increase in foreign unhedged exchange loss resulting primarily from the unfavorable effect of a 13.1% depreciation of the Mexican peso against the US dollar in 2011 on our average net US dollar liability position compared with a 5.5% appreciation in 2010 on our average net US dollar liability position. These unfavorable variances were partially offset by a Ps.99 million increase in interest income, which is explained primarily by our investment in debentures issued by Broadcasting Media Partners, Inc. (“BMP”) and GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), the controlling companies of Univision Communications Inc. (“Univision”) and Grupo Iusacell, S.A. de C.V. (“Iusacell”), respectively, in 2011, which effect was partially offset by a lower average amount of cash and cash equivalents in 2011.

Equity in Losses of Affiliates, Net

Equity in losses of affiliates, net, increased by Ps.237.5 million to Ps.449.4 million in 2011 compared with Ps.211.9 million in 2010. This increase reflected mainly equity in losses of La Sexta, a free-to-air television channel in Spain, and BMP, the controlling company of Univision, which effect was partially offset by an increase in equity in earnings of OCEN, a live-entertainment venture in Mexico.

Income Taxes

Income taxes increased by Ps.150.8 million, or 4.6%, to Ps.3,409.8 million in 2011 from Ps.3,259  million in 2010. This increase reflected primarily a higher effective income tax rate.

Non-controlling Interest Net Income

Non-controlling interest net income increased by Ps.458 million, or 55%, to Ps.1,290.5 million in 2011, from Ps.832.5 million in 2010. This increase reflected primarily a higher portion of consolidated net income attributable to interests held by non-controlling equity owners in our Cable and Telecom and Sky segments.

Other Relevant Information

Capital Expenditures and Investments

During 2011, we invested approximately US$791 million in property, plant, and equipment as capital expenditures, including approximately US$406.1 million for our Cable and Telecom segment, US$241.6 million for our Sky segment, and US$143.3 million for our Television Broadcasting segment and other businesses.

Our investment in property, plant and equipment in our Cable and Telecom segment during 2011 included approximately US$132.8 million for Cablevisión, US$142 million for Cablemás, US$65.4 million for TVI, and US$65.9 million for Bestel.

In October 2011, we made a cash payment in the amount of US$450 million (Ps.6,056.8 million) in connection with our investment in debentures of GSF, the controlling company of Iusacell, in the aggregate amount of US$1,565 million (Ps.19,229.1 million).

In the fourth quarter 2011, we entered into agreements to buy from existing stockholders additional 219,125 shares of common stock of BMP in the aggregate amount of US$49.1 million (Ps.669.4 million). As a result of this acquisition, we increased our equity stake in BMP from 5% to 7.1%.

Debt and Capital Lease Obligations

The following table sets forth our total consolidated debt and capital lease obligations as of December 31, 2011 and 2010. Amounts are stated in millions of Mexican pesos.

	Dec 31, 2011	Dec 31, 2010	Increase (decrease)
Short-term debt and current portion of long-term debt	1,170.0	1,469.1	(299.1)
Long-term debt (excluding current portion)	55,657.0	46,495.7	9,161.3
Total debt	56,827.0	47,964.8	8,862.2
Current portion of long-term capital lease obligations	381.9	280.1	101.8
Long-term capital lease obligations (excluding current portion)	201.8	349.7	(147.9)
Total capital lease obligations	583.7	629.8	(46.1)

As of December 31, 2011, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.31,772.7 million. Cash and cash equivalents and temporary investments as of December 31, 2011 reached Ps.21,698.5 million, while the aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of the same date, amounted to Ps.3,355.8 million.

Shares Outstanding

As of December 31, 2011 and 2010, our shares outstanding amounted to 330,862.1 million and 325,023 million shares, respectively, and our CPO equivalents outstanding amounted to 2,827.9 million and 2,778 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2011 and 2010, the GDS (Global Depositary Shares) equivalents outstanding amounted to 565.6 million and 555.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations	Media Relations

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010
(Millions of Mexican Pesos)

	December 31,		December 31,
	2011		2010
ASSETS	(Unaudited)		(Audited)

Current:
Cash and cash equivalents	Ps.	16,275.9	Ps.	20,942.5
Temporary investments		5,422.6		10,446.9
		21,698.5		31,389.4

Trade notes and accounts receivable, net		19,243.7		17,701.1
Other accounts and notes receivable, net		2,458.8		4,112.5
Derivative financial instruments		99.7		-
Due from affiliated companies		450.1		196.3
Transmission rights and programming		4,178.9		4,004.4
Inventories, net		1,383.8		1,254.5
Other current assets		1,146.2		1,117.8
Total current assets		50,659.7		59,776.0
Non-current accounts receivable		253.8		67.7
Derivative financial instruments		45.3		189.4
Transmission rights and programming		6,832.5		5,627.6
Investments		43,407.8		21,837.5
Property, plant and equipment, net		41,499.0		38,651.8
Intangible assets and deferred charges, net		11,861.4		10,241.0
Deferred income taxes		111.8		-
Other assets		91.0		79.6
Total assets	Ps.	154,762.3	Ps.	136,470.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010
(Millions of Mexican Pesos)

	December 31,		December 31,
	2011		2010
LIABILITIES	(Unaudited)		(Audited)

Current:
Short-term debt and current portion of long-term debt	Ps.	1,170.0	Ps.	1,469.1
Current portion of capital lease obligations		381.9		280.1
Trade accounts payable		7,687.5		7,472.3
Customer deposits and advances		20,926.3		18,587.9
Taxes payable		1,388.2		1,443.9
Accrued interest		792.7		750.7
Employee benefits		252.5		199.6
Due to affiliated companies		43.1		48.8
Derivative financial instruments		-		74.3
Other accrued liabilities		3,359.9		2,982.3
Total current liabilities		36,002.1		33,309.0
Long-term debt, net of current portion		55,657.0		46,495.7
Capital lease obligations, net of current portion		201.8		349.7
Derivative financial instruments		310.6		103.5
Customer deposits and advances		460.0		495.5
Other long-term liabilities		2,748.4		2,747.5
Deferred income taxes		-		681.8
Retirement and termination benefits		525.9		430.1
Total liabilities		95,905.8		84,612.8

STOCKHOLDERS’ EQUITY

Capital stock issued, no par value		10,238.9		10,019.9
Additional paid-in capital		16,593.2		4,547.9
		26,832.1		14,567.8
Retained earnings:
Legal reserve		2,139.0		2,135.4
Unappropriated earnings		28,596.2		23,583.4
Net income for the period		6,889.6		7,683.4
		37,624.8		33,402.2
Accumulated other comprehensive income, net		3,174.6		3,251.1
Shares repurchased		(15,971.7)		(6,156.6)
		24,827.7		30,496.7
Total controlling interest		51,659.8		45,064.5
Non-controlling interest		7,196.7		6,793.3
Total stockholders’ equity		58,856.5		51,857.8
Total liabilities and stockholders’ equity	Ps.	154,762.3	Ps.	136,470.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
TWELVE MONTHS ENDED DECEMBER 31, 2011 AND 2010
(Millions of Mexican Pesos)

	Three months ended December 31,				Twelve months ended December 31,
	2011		2010		2011		2010
	(Unaudited)		(Unaudited)		(Unaudited)		(Audited)

Net sales	Ps.	18,292.8	Ps.	. 16,491.1	Ps.	62,581.5	Ps.	57,856.8

Cost of sales 1		8,043.3		7,304.1		28,166.3		26,294.8

Operating expenses:
Selling 1		1,408.1		1,296.1		4,972.8		4,797.7
Administrative 1		1,413.4		1,281.0		5,190.6		4,602.4
Depreciation and amortization		1,999.9		1,939.1		7,429.8		6,579.3
Operating income		5,428.1		4,670.8		16,822.0		15,582.6
Other expense, net		253.6		659.1		640.0		567.2
Integral cost of financing:
Interest expense		1,168.8		925.0		4,312.7		3,615.3
Interest income		(421.5)		(306.0)		(1,146.5)		(1,047.5)
Foreign exchange loss, net		337.5		85.2		976.5		460.8
		1,084.8		704.2		4,142.7		3,028.6
Equity in losses of affiliates, net		(131.2)		(23.7)		(449.4)		(211.9)
Income before income taxes		3,958.5		3,283.8		11,589.9		11,774.9
Income taxes		1,403.3		565.5		3,409.8		3,259.0
Consolidated net income		2,555.2		2,718.3		8,180.1		8,515.9
Non-controlling interest net income		(385.1)		(93.8)		(1,290.5)		(832.5)
Controlling interest net income	Ps.	2,170.1	Ps.	2,624.5	Ps.	6,889.6	Ps.	7,683.4

1 Excluding depreciation and amortization.

Fourth-Quarter Results by Business Segment

The following table presents fourth-quarter results ended December 31, 2011 and 2010, for each of our business segments. Results for the fourth-quarter 2011 and 2010 are presented in millions of Mexican pesos.

Net Sales	4Q 2011%		4Q 2010%		Change %
Television Broadcasting	7,243.7	38.9	6,889.4	41.1	5.1
Pay Television Networks	1,058.3	5.7	858.0	5.1	23.3
Programming Exports	1,358.8	7.3	1,010.2	6.0	34.5
Publishing	975.4	5.2	944.4	5.6	3.3
Sky	3,196.1	17.2	2,874.7	17.1	11.2
Cable and Telecom	3,678.1	19.7	3,171.2	18.9	16.0
Other Businesses	1,125.5	6.0	1,043.8	6.2	7.8
Segment Net Sales	18,635.9	100.0	16,791.7	100.0	11.0
Intersegment Operations1	(343.1)		(300.6)		(14.1)
Consolidated Net Sales	18,292.8		16,491.1		10.9

Operating Segment Income (Loss)2	4Q 2011	Margin %	4Q 2010	Margin %	Change %
Television Broadcasting	3,560.2	49.1	3,438.2	49.9	3.5
Pay Television Networks	530.0	50.1	514.2	59.9	3.1
Programming Exports	734.9	54.1	543.9	53.8	35.1
Publishing	159.0	16.3	176.2	18.7	(9.8)
Sky	1,410.9	44.1	1,273.9	44.3	10.8
Cable and Telecom	1,398.1	38.0	1,094.0	34.5	27.8
Other Businesses	(66.5)	(5.9)	(107.1)	(10.3)	37.9
Operating Segment Income	7,726.6	41.5	6,933.3	41.3	11.4
Corporate Expenses	(298.6)	(1.6)	(323.4)	(1.9)	7.7
Depreciation and Amortization	(1,999.9)	(10.9)	(1,939.1)	(11.8)	(3.1)
Consolidated Operating Income	5,428.1	29.7	4,670.8	28.3	16.2

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, and corporate expenses.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 20111:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Jan	Feb	Mar	1Q11	Apr	May	Jun	2Q11	Jul	Aug	Sep	3Q11	Oct	Nov	Dec	4Q11	2011
Channel 2
Rating	11.4	12.0	11.7	11.7	10.5	10.5	10.9	10.7	10.6	10.2	10.7	10.5	10.9	11.0	10.1	10.7	10.9
Share (%)	31.7	32.9	32.5	32.4	30.5	30.4	30.5	30.5	29.1	28.4	29.7	29.0	30.1	29.9	29.4	29.8	30.4
Total Televisa(2)
Rating	24.1	25.0	24.5	24.5	23.6	23.5	24.2	23.8	25.1	24.8	24.7	24.9	25.5	25.5	23.7	24.9	24.5
Share (%)	67.3	68.4	68.4	68.0	68.4	67.9	67.8	68.1	68.5	68.7	68.6	68.6	70.6	69.1	68.6	69.5	68.5

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jan	Feb	Mar	1Q11	Apr	May	Jun	2Q11	Jul	Aug	Sep	3Q11	Oct	Nov	Dec	4Q11	2011
Channel 2
Rating	16.7	18.0	17.2	17.3	15.2	14.8	15.9	15.3	15.7	14.6	15.4	15.2	16.0	15.8	14.6	15.5	15.8
Share (%)	33.8	35.7	34.8	34.8	32.6	31.7	32.9	32.4	31.9	30.3	31.8	31.3	32.4	31.5	31.3	31.8	32.6
Total Televisa(2)
Rating	32.6	33.9	33.1	33.2	31.4	30.8	31.9	31.3	32.6	32.1	32.5	32.4	34.1	33.5	31.1	32.9	32.5
Share (%)	66.1	67.1	67.2	66.8	67.4	66.1	65.9	66.5	66.5	66.5	67.1	66.7	69.2	66.6	66.7	67.5	66.9

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jan	Feb	Mar	1Q11	Apr	May	Jun	2Q11	Jul	Aug	Sep	3Q11	Oct	Nov	Dec	4Q11	2011
Channel 2
Rating	21.5	22.9	22.0	22.1	18.3	17.7	19.1	18.4	19.1	18.1	18.4	18.5	19.4	19.6	19.3	19.4	19.6
Share (%)	38.6	40.5	39.5	39.5	34.9	33.9	35.6	34.8	35.1	33.5	33.8	34.1	33.6	34.2	35.3	34.4	35.7
Total Televisa(2)
Rating	38.1	39.9	37.9	38.6	35.4	33.8	35.1	34.8	35.1	35.0	35.9	35.3	38.7	37.9	36.3	37.6	36.6
Share (%)	68.4	70.4	68.2	69.0	67.5	64.9	65.4	65.9	64.4	65.0	65.8	65.1	67.2	66.0	66.5	66.6	66.7

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.
2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.
3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 17, 2012	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel